Morgan

04 MAR 17 AM 7:21

The Morgan Crucible Company plc

15th March 2004

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

04010647

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Sincerely,

David Coker
Company Secretary

Enclosure

dlw 3/17

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Result of Equity Issue
Released	15:42 12 Mar 2004
Number	4965W

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

THE MORGAN CRUCIBLE COMPANY PLC

12 March 2004

95% take up of Morgan Crucible Rights Issue

The Morgan Crucible Company plc ("Morgan Crucible") today announces that it has received valid acceptances in respect of 54,990,916 new Morgan Crucible shares, representing 95% of the total number of new Morgan Crucible shares offered to shareholders, pursuant to the 1 for 4 Rights Issue announced by Morgan Crucible on 19 February 2004 (the "Rights Issue"). A total of 58,019,093 new Morgan Crucible shares were offered to shareholders in the Rights Issue, which closed at 11.00 a.m. today.

Subscribers have been procured for the remaining 3,028,177 new Morgan Crucible shares, for which valid acceptances were not received, at a price of 135.5 pence per share. The net proceeds from the sale of these shares, after the deduction of the Rights Issue price of 100 pence per new Morgan Crucible share and relevant costs, will be paid to shareholders who have not taken up their entitlements, pro rata to their lapsed provisional allotments. As a result of the procurement of subscribers, neither the underwriters nor the sub-underwriters will be required to subscribe for any new Morgan Crucible shares.

The Rights Issue was fully underwritten by Cazenove & Co. Ltd.

Mr Warren Knowlton, Group Chief Executive, commented:

"We are delighted to have received such strong support from our shareholders. The Rights Issue enables us to press ahead vigorously with our programme of cost reduction and profit improvement to drive future profitability and cash flow generation."

Enquiries

Cazenove & Co. Ltd **Tel: 020 7588 2828**

Julian Cazalet

Robert Constant

Media enquiries: Finsbury Group **Tel: 020 7251 3801**

Rupert Younger

Charlotte Hepburne-Scott

Definitions used in the prospectus dated 19 February 2004 issued by the Company shall have the same meanings when used in this announcement unless the context otherwise requires.

This announcement shall not constitute or form any part of, and should not be construed as any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for New

Ordinary Shares (the "Securities").

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") or under the laws of any State in the United States nor will they qualify for distribution under any of the relevant securities laws of the Excluded Territories nor has any Prospectus in relation to the New Ordinary Shares been lodged with or registered by the Australian Securities and Investments Commission. Accordingly, subject to certain exemptions, the Securities may not be offered, sold, delivered or transferred, directly or indirectly, in or into the United States or the Excluded Territories or any other jurisdiction where to do so would be illegal. There is no public offer of Securities in the United States or any Excluded Territory.

This announcement is not for publication or distribution or release, directly or indirectly, in either the United Sates, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or to publications with a general circulation in those jurisdictions.

Cazenove & Co. Ltd is acting as financial adviser, sponsor and broker to the Rights Issue and no-one else and will not be responsible to anyone other than Morgan Crucible for providing the protections afforded to clients of Cazenove & Co. Ltd nor for providing advice in connection with the Rights Issue or the contents of the Prospectus or this announcement or any other matter referred to therein.

END

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